THE GABELLI GLOBAL UTILITY & INCOME FUND
(the "Fund")
EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

	Effective August 26, 2014, the Fund modified its investment policies in the following ways: (a) changed the type of securities in which under normal market conditions the Fund will invest at least 80% of its assets from dividend paying equity securities of companies involved to a substantial extent in the utilities industry or other industries to a combination of equity securities of companies involved to a substantial extent in the utilities industry and income producing securities (including securities issued by other types of issuers, such as governments), and (b) reduced from 50% to 25% the minimum proportion of its assets the Fund will under normal conditions invest in securities of companies involved to a substantial extent in the utilities industry and expand the types of securities used to satisfy this minimum from only equity securities to debt and equity securities.